    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1998
 ==============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ------------------------
                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                AMENDMENT NO. 3

                            SUMMIT CARE CORPORATION
                               (NAME OF ISSUER)

                              FOUNTAIN VIEW, INC.
                           FV-SCC ACQUISITION CORP.
                            HERITAGE FUND II, L.P.
                      (NAME OF PERSONS FILING STATEMENT)

                           ------------------------
                     COMMON STOCK, NO PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                           ------------------------

                                   865910103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           ------------------------

                               ROBERT M. SNUKAL
                              FOUNTAIN VIEW, INC.
                          11900 W. OLYMPIC BOULEVARD
                                   SUITE 680
                             LOS ANGELES, CA 90064

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON PERSONS FILING STATEMENT)

                                WITH A COPY TO:
                           STEPHEN M. L. COHEN, ESQ.
                           CHOATE, HALL & STEWART
                               EXCHANGE PLACE
                                53 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                (617) 248-5000


                           ------------------------

                                MARCH 19, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
           THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER

------------------------------------------------------------------------------
                          CALCULATION OF FILING FEE
------------------------------------------------------------------------------
TRANSACTION VALUATION*                                AMOUNT OF FILING FEE**
$143,062,500                                          $28,613.00
------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 6,812,500 shares of common stock, no par value per share, of Summit Care Corporation (the "Shares") at $21.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 1/50th of 1% of the aggregate value of cash offered by FV-SCC Acquisition Corp. for such number of shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $28,613.00
     Filing Parties:      Fountain View, Inc. and FV-SCC Acquisition Corp.
     Form:                Schedule 14D-1, File No. 5-43590
     Date Filed:          February 13, 1998

=============================================================================

                                 INTRODUCTION

    This Amendment No. 3 (the "Amendment") to the Transaction Statement on
Schedule 13E-3, filed jointly by FV-SCC Acquisition Corp., a Delaware corporation ("Purchaser"), Fountain View, Inc., a Delaware corporation ("Parent") and Heritage Fund II, L.P., a Delaware limited partnership ("Heritage") (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 13E-3), relates to the offer by Purchaser to purchase all outstanding Shares of Summit Care Corporation, a California corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 13, 1998, as supplemented by a Supplement to Offer to Purchase dated March 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are incorporated herein by reference as Exhibits (d)(1), (d)(9) and (d)(2), respectively. This Amendment amends and restates the Transaction Statement on
Schedule 13E-3 originally filed on February 13, 1998 by Purchaser and Parent as amended by Amendment No. 1 filed on March 11, 1998, by Parent, Purchaser and Heritage, as further amended by Amendment No.2 filed on March 16, 1998 by Parent, Purchaser and Heritage.

    This Amendment is being filed jointly by Purchaser, Parent and Heritage. By filing this Amendment, the signatories do not concede that Rule 13e-3 under the Exchange Act is applicable to the Offer, the Merger (as defined in the Offer) or other transactions contemplated by the Agreement and Plan of Merger, dated as of February 6, 1998, by and among, inter alia, the Company, Parent and Purchaser.

    The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Parent, Purchaser and Heritage with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14d-3 of the Exchange Act (with any amendments, supplements, exhibits or schedules thereto, the "Schedule 14D-1"), of the information required to be included in response to the items of the Schedule 13E-3. A copy of the Offer to Purchase, including all exhibits and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in the Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-1.

                             CROSS-REFERENCE SHEET


ITEM IN SCHEDULE 13E-3                     WHERE LOCATED IN SCHEDULE 14D-1
--------------------------------------------------------------------------
Item 1(a).................................................. Item 1(a)
Item 1(b).................................................. Item 1(b)
Item 1(c).................................................. Item 1(c)
Item 1(d)-(g).............................................. *
Item 2(a)-(d),(g).......................................... Item 2(a)-(d), (g)
Item 2(e)-(f).............................................. Item 2(e) and (f)
Item 3..................................................... Item 3
Item 4..................................................... *
Item 5..................................................... Item 5
Item 6..................................................... Item 4(a)-(b)
Item 7(a).................................................. Item 5
Item 7(b).................................................. Item 5
Item 7(c).................................................. *
Item 7(d).................................................. Item 5
Item 8..................................................... *
Item 9..................................................... *
Item 10.................................................... Item 6
Item 11.................................................... Item 7
Item 12.................................................... *
Item 13.................................................... *
Item 14(a)................................................. *
Item 14(b)................................................. *
Item 15.................................................... Item 8
Item 16.................................................... Item 10
Item 17.................................................... Item 11

ITEM 14.  FINANCIAL INFORMATION.

    (a) and (b) The information set forth under "THE TENDER OFFER -- Certain Information Concerning the Company", in the Offer to Purchase is incorporated herein by reference. Filed herewith as Exhibit (g) are the Consolidated Financial Statements of the Company for the Fiscal year ended June 30, 1997 and the Quarter ended December 31, 1997.

    Book value per share as of June 30, 1997 (the most recent fiscal year end) was $11.39; book value per share for the period ended December 31, 1997 was $11.73.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Commitment Letter dated as of February 6, 1998 issued by the Bank of Montreal, incorporated by reference to Exhibit (b) of the Schedule 14D-1.*
(b) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998, incorporated by reference to Annex A to the Offer to Purchase.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P., incorporated by reference to Exhibit (c)(1) to Schedule
          14D-1.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P. incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1.*
(c)(3) Summit Care Corporation Special Severance Pay Plan, incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1.*
(d)(1) Offer to Purchase, dated February 13, 1998, incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1.*
(d)(2)    Form of Letter of Transmittal, incorporated by reference to Exhibit
          (a)(2) to the Schedule 14D-1.*
(d)(3) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to the Schedule 14D-1.*
(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, incorporated by reference to Exhibit (a)(4) to the
          Schedule 14D-1.*
(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1.*
(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1.*
(d)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998, incorporated by reference to Exhibit (a)(7) to the
          Schedule 14D-1.*
(d)(8) Text of Press Release issued by the Company on February 9, 1998, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.*
(d)(9) Supplement to Offer to Purchase dated March 19, 1998, incorporated by reference to Exhibit (a)(9) to the Schedule 14D-1.
(d)(10) Press Release issued by Parent and Purchaser on March 16, 1998, incorporated by reference to Exhibit (a)(10) to the Schedule 14D-1.*
(e) Chapter 13 of the California General Corporation Law, incorporated by reference to Annex B to the Offer to Purchase.*
(f)       Not applicable.
(g) Consolidated Financial Statements of the Company for the periods ended June 30, 1997 and December 31, 1997.*

-----------------
* Previously filed.

                                  SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

    March 19, 1998

                                    FV-SCC Acquisition Corp.
                                    By:
                                    /s/ Robert M. Snukal
                                    --------------------------------
                                    Name: Robert M. Snukal
                                    Title: President and Treasurer


                                    FOUNTAIN VIEW, INC.

                                    By:
                                    /s/ Robert M. Snukal
                                    --------------------------------
                                    Name: Robert M. Snukal
                                    Title: Chief Executive Officer
                                           and President


                                    HERITAGE FUND II, L.P.
                                    By: HF Partners II, L.L.C.
                                        (its general partner)

                                    By: /s/ Michel Reichert
                                       -----------------------------
                                    Name: Michel Reichert
                                         ---------------------------
                                    Title: MANAGER
                                          --------------------------

                                 EXHIBIT INDEX

(a) Commitment Letter dated as of February 6, 1998 issued by the Bank of Montreal, incorporated by reference to Exhibit (b) of the Schedule 14D-1.*
(b) Opinion of Donaldson, Lufkin & Jenrette, dated February 6, 1998, incorporated by reference to Annex A to the Offer to Purchase.*
(c)(1) Agreement and Plan of Merger, dated as of February 6, 1998, by and among the Company, Parent, Purchaser and Heritage Fund II, L.P., incorporated by reference to Exhibit (c)(1) to Schedule
          14D-1.*
(c)(2) Agreement entered into as of February 6, 1998 by and among Parent, Robert Snukal, Sheila Snukal, William Scott and Heritage Fund II, L.P. incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1.*
(c)(3) Summit Care Corporation Special Severance Pay Plan, incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1.*
(d)(1) Offer to Purchase, dated February 13, 1998, incorporated by reference to Exhibit (a)(1) to the Schedule 14D-1.*
(d)(2)    Form of Letter of Transmittal, incorporated by reference to Exhibit
          (a)(2) to the Schedule 14D-1.*
(d)(3) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(3) to the Schedule 14D-1.*
(d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, incorporated by reference to Exhibit (a)(4) to the
          Schedule 14D-1.*
(d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients, incorporated by reference to Exhibit (a)(5) to the Schedule 14D-1.*
(d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(6) to the Schedule 14D-1.*
(d)(7) Summary Advertisement as published in The Wall Street Journal on February 13, 1998, incorporated by reference to Exhibit (a)(7) to the
          Schedule 14D-1.*
(d)(8) Text of Press Release issued by the Company on February 9, 1998, incorporated by reference to Exhibit (a)(8) to the Schedule 14D-1.*
(d)(9) Supplement to Offer to Purchase dated March 19, 1998, incorporated by reference to Exhibit (a)(9) to the Schedule 14D-1.
(d)(10) Press Release issued by Parent and Purchaser on March 16, 1998, incorporated by reference to Exhibit (a)(10) to the Schedule 14D-1.*
(e) Chapter 13 of the California General Corporation Law, incorporated by reference to Annex B to the Offer to Purchase.*
(f)       Not applicable.
(g) Consolidated Financial Statements of the Company for the periods ended June 30, 1997 and December 31, 1997.*

------------
* Previously filed.